UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

1.       An announcement regarding issue of super short-term debentures of Huaneng Power International, Inc.(the "Registrant"); and

2.       An announcement regarding connected transaction formation of Daishan Wind Power Company;

Each made by the Registrant on September 1, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: September 2, 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

ISSUE OF SUPER SHORT-TERM DEBENTURES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2020 annual general meeting of Huaneng Power International, Inc. (the “Company”) held on 22 June 2021, the Company has been given a mandate to issue super short-term debentures (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB30 billion (which means that the outstanding principal balance of the super short-term debentures in issue shall not exceed RMB30 billion at any time within the period as prescribed therein) within the period from approval obtained at 2020 annual general meeting to the conclusion of the 2021 annual general meeting.

The Company has recently completed the issue of the tenth tranche of the Company’s super short- term debentures for 2021 (the “Debentures”). The total issuing amount was RMB2 billion with a maturity period of 46 days whereas the unit face value is RMB100 and the interest rate is 2.14%.

Shanghai Pudong Development Bank Co., Ltd. and Bank of Ningbo Co., Ltd. act as the lead underwriters to form the underwriting syndicate for the Debentures, which were placed through book- building and issued in the domestic bond market among banks. The proceeds from the Debentures will be used to supplement the working capital of the headquarters of the Company, adjust debts structure and repay bank loans and the debt due.

The relevant documents in respect of the Debentures are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Debentures do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC

1 September 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION
FORMATION OF DAISHAN WIND POWER COMPANY

On 31 August 2021, Zhejiang Company entered into the Cooperation Agreement with Huaneng Treasury, Daishan Communications Investment, CC Third Harbour and Shanghai Electric Wind. Pursuant to the terms and conditions of the Cooperation Agreement, Zhejiang Company will jointly establish Daishan Wind Power Company with Huaneng Treasury, Daishan Communications Investment, CC Third Harbour and Shanghai Electric Wind. Zhejiang Company will contribute RMB600 million, Huaneng Treasury will contribute RMB equivalent of 525 million in USD, Daishan Communications Investment will contribute RMB150 million, CC Third Harbour will contribute RMB112.50 million and Shanghai Electric Wind will contribute RMB112.50 million. Upon completion of the Transaction, Zhejiang Company, Huaneng Treasury, Daishan Communications Investment, CC Third Harbour and Shanghai Electric Wind will hold 40%, 35%, 10%, 7.5% and 7.5% of equity interests, respectively, in Daishan Wind Power Company.

As of the date of this announcement, Huaneng Group holds a 75% direct interest and a 25% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% interest in the Company. Huaneng Group also holds a 9.91% direct interest in the Company and holds a 3.01% indirect interest in the Company through its wholly- owned subsidiary Hua Neng HK, a 0.84% indirect interest in the Company through Huaneng Treasury, its indirect wholly-owned subsidiary, and a 0.39% indirect interest in the Company through its controlling subsidiary Huaneng Finance. Huaneng Treasury is a wholly-owned subsidiary of Huaneng Group. According to the Hong Kong Listing Rules, Huaneng Treasury is an associate of the connected person of the Company, and the Transaction constitutes a connected transaction of the Company.

According to the relevant percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Transaction does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. However, the Transaction constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Transaction exceeds 0.1% but does not exceed 5% of the relevant percentage ratios (other than the profit ratio) as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Transaction is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirements.

I.	INTRODUCTION

On 31 August 2021, Zhejiang Company entered into the Cooperation Agreement with Huaneng Treasury, Daishan Communications Investment, CC Third Harbour and Shanghai Electric Wind. Pursuant to the terms and conditions of the Cooperation Agreement, Zhejiang Company will jointly establish Daishan Wind Power Company with Huaneng Treasury, Daishan Communications Investment, CC Third Harbour and Shanghai Electric Wind. Zhejiang Company will contribute RMB600 million, Huaneng Treasury will contribute RMB equivalent of 525 million in USD, Daishan Communications Investment will contribute RMB150 million, CC Third Harbour will contribute RMB112.50 million and Shanghai Electric Wind will contribute RMB112.50 million. Upon completion of the Transaction, Zhejiang Company, Huaneng Treasury, Daishan Communications Investment, CC Third Harbour and Shanghai Electric Wind will hold 40%, 35%, 10%, 7.5% and 7.5% of equity interests, respectively, in Daishan Wind Power Company. After completion of the Transaction, the financial results of Daishan Wind Power Company will be consolidated into the financial statement of Zhejiang Company.

Zhejiang Company will pay the consideration for the subscription for the registered capital with its own fund.

II.	RELATIONSHIP AMONG THE COMPANY, ZHEJIANG COMPANY, HUANENG TREASURY, DAISHAN COMMUNICATIONS INVESTMENT, CC THIRD HARBOUR AND SHANGHAI ELECTRIC WIND

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China. It is one of the largest listed power suppliers in China. As at the date of this announcement, the Company’s controlled generation capacity is 114,042 MW and the equity-based generation capacity is 99,891 MW.

Zhejiang Company, established on 30 December 2020, is a wholly-owned subsidiary of the Company and is principally engaged in power generation, transmission, and power supply business.

Huaneng Treasury was incorporated in 5 February 2018 in Hong Kong. It is a wholly-owned subsidiary of Huaneng Group and is principally engaged in issuing bonds, injecting capital and loans to subsidiaries, investing and holding equity interests in group members, etc..

Daishan Communications Investment, established on 21 July 2003, is principally engaged in the investment, construction and operation of transportation projects. Daishan Communications Investment is a limited liability company (wholly owned by a legal person that is not invested or controlled by a natural person), and is 100% controlled by Zhoushan Islands New District Penglai State-owned Assets Investment Group Co., Ltd.. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, Daishan Communications Investment and its controlling shareholder are third parties independent of the Company and its connected persons.

CC Third Harbour, established on 1 December 1984, is principally engaged in general contracting of port and waterway engineering construction, roads, railways, municipal utilities, subsoil and foundations, bridges and tunnels, etc.. CC Third Harbour is a limited liability company (state-controlled), and its shareholders are China Communications Construction Co., Ltd. (representing 89.305%), BOCOM Financial Assets Investment Co., Ltd. (representing 3.565%), Shenzhen Xinmaisui Investment Management Co., Ltd. (representing 3.565%) and ICBC Financial Assets Investment Co., Ltd. (representing 3.565%). To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, CC Third Harbour and its shareholders are third parties independent of the Company and its connected persons.

Shanghai Electric Wind, established on 7 September 2006, is principally engaged in the design, development, manufacturing and sales of wind power equipment and parts, investment management, and construction of mechanical and electrical installations. Shanghai Electric Wind is a company with its A share listed on the STAR Market of the Shanghai Stock Exchange, and its largest shareholder is Shanghai Electric Group Co., Ltd.. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, Shanghai Electric Wind and its controlling shareholder are third parties independent of the Company and its connected persons.

As of the date of this announcement, Huaneng Group holds a 75% direct interest and a 25% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% interest in the Company. Huaneng Group is a stated-owned central enterprise with operating power industries as its main business, which is under the supervision of the State-owned Assets Supervision and Administration Commission of the State Council. Huaneng Group also holds a 9.91% direct interest in the Company and holds a 3.01% indirect interest in the Company through its wholly-owned subsidiary Hua Neng HK, a 0.84% indirect interest in the Company through Huaneng Treasury, its indirect wholly-owned subsidiary, and a 0.39% indirect interest in the Company through its controlling subsidiary Huaneng Finance. Huaneng Treasury is a wholly-owned subsidiary of Huaneng Group. According to the Hong Kong Listing Rules, Huaneng Treasury is an associate of the connected person of the Company, and the Transaction constitutes a connected transaction of the Company.

As of the date of this announcement, the connected relationship between the Company and Huaneng Treasury is illustrated as follows:

*	Huaneng Group, through its wholly-owned subsidiary i.e. Hua Neng HK, indirectly holds 100% of Pro-Power Investment while Pro-Power Investment holds a 25% interest in HIPDC. Therefore, Huaneng Group holds a 25% indirect interest in HIPDC.

**	Huaneng Group holds a 9.91% direct interest in the Company and holds a 3.01% interest in the Company through its wholly-owned subsidiary Hua Neng HK, a 0.84% indirect interest in the Company through Huaneng Treasury, its wholly-owned subsidiary, and a 0.39% indirect interest in the Company through its controlling subsidiary Huaneng Finance.

III.	BASIC INFORMATION OF THE CONNECTED TRANSACTION

The principal terms of the Cooperation Agreement are set out as follows:

1.	Date

31 August 2021

2.	Parties

(1)	Zhejiang Company

(2)	Huaneng Treasury

(3)	Daishan Communications Investment

(4)	CC Third Harbour

(5)	Shanghai Electric Wind

3.	Registered capital and proportion of shareholding

The registered capital of Daishan Wind Power Company will be RMB1,500 million. Zhejiang Company will contribute RMB600 million by cash, accounting for 40% of the registered capital; Huaneng Treasury will contribute RMB equivalent of 525 million in USD, accounting for 35% of the registered capital; Daishan Communications Investment will contribute RMB150 million by cash, accounting for 10% of the registered capital; CC Third Harbour will contribute RMB112.50 million by cash, accounting for 7.5% of the registered capital; and Shanghai Electric Wind will contribute RMB112.50 million by cash, accounting for 7.5% of the registered capital.

4.	Cost of funding for the initial capital contribution

The initial contribution of foreign capital of USD40 million shall be made available pursuant to the requirements of the local government, i.e., Huaneng Treasury’s capital contribution shall be in place ahead of other shareholders’ capital contributions. Therefore, it is required that:

(1)	Each shareholder and Daishan Wind Power Company shall agree on the significance of the initial capital contribution from Huaneng Treasury to the project, and agree that the cost of funding will be reimbursed by Daishan Wind Power Company in the manners set forth below;

(i)	The time frame for which reimbursement is required for the initial capital contribution of Huaneng Treasury (the “Reimbursement Period”) shall commence on the date on which Huaneng Treasury’s capital contribution is in place (the “Contribution Date”) and end on the date on which all remaining shareholders’ capital contribution is in place in the same proportion.

(ii)	The interest rate on the cost of funding for the initial capital contribution shall be an annualized rate of return of 3% (calculated at compound interest).

(iii)	For the reimbursement amount required for Huaneng Treasury’s initial capital contribution (the “Cost of Funding for Initial Capital Contribution”), the amount of interest earned on the principal of Huaneng Treasury’s initial capital contribution shall be calculated at the interest rate of cost of funding during the Reimbursement Period.

(2)	If Daishan Wind Power Company meets the conditions for dividend distribution, all shareholders shall agree to first make reimbursement to Huaneng Treasury with distributable profits until Huaneng Treasury receives the Cost of Funding for Initial Capital Contribution in full and provide preferential dividends.

(3)	The capital contribution of each shareholder other than Huaneng Treasury shall be made available at the same time and in the same proportion as planned. Where there are different proportions of capital contribution, the lowest capital contribution proportion of the shareholder shall be regarded as a benchmark; for the capital contribution of the remaining shareholders in excess of the aforesaid benchmark proportion, the Cost of Funding for Initial Capital Contribution shall be calculated with reference to paragraphs (1) and (2) of this article, and secondary preferential dividends will be provided for these shareholders.

(4)	After the preferential dividends and secondary preferential dividends as set forth in paragraphs (2) and (3) above are fully distributed, the remaining dividends shall be distributed to the shareholders based on their respective actual capital contributions.

5.	Organizational Structure

Daishan Wind Power Company will establish a board of directors which will be responsible for all shareholders. The board of directors will consist of seven directors. Each of Zhejiang Company and Huaneng Treasury shall be entitled to two board seats and each of Daishan Communications Investment, CC Third Harbour and Shanghai Electric Wind shall be entitled to one board seat. The board of directors shall have one chairman. Daishan Wind Power Company will establish a board of supervisors, which will consist of five supervisors with one supervisor nominated by each shareholder. The board of supervisors shall have one chairman. The candidates of the chairman of the board of directors and the chairman of the board of supervisors shall be nominated by Zhejiang Company.

6.	Miscellaneous

(1)	During the construction, under the same conditions, the Daishan No.1 Offshore Wind Power Plant Project will give priority to the construction services by CC Third Harbour, the wind turbine equipment produced by Shanghai Electric Wind, and the products and services implemented by CC Third Harbour and Shanghai Electric Wind in Daishan.

(2)	According to the relevant requirements of Daishan County Government, Huaneng Treasury shall give priority to the introduction of foreign capital, and the capital cost arising therefrom shall be borne by all shareholders in proportion.

(3)	Huaneng Treasury has the right to request all parties to purchase the equity of Huaneng Treasury in Daishan Wind Power Company, and all parties agree that Zhejiang Company enjoys the priority right of transfer. In the case that Zhejiang Company gives up the pre-emptive acquisition, other shareholders may acquire at an appropriate price. The price of equity transfer shall be subject to the reasonable price evaluated by the third-party evaluation agency at the time of transfer.

(4)	Daishan Communications Investment has the right to request all parties to purchase the equity of Daishan Communications Investment in Daishan Wind Power Company, and all parties agree that Zhejiang Company enjoys the priority right of transfer. In the case that Zhejiang Company gives up the pre-emptive transfer, other shareholders may acquire at an appropriate price. The price of equity transfer shall be subject to the reasonable price evaluated by the third-party evaluation agency at the time of transfer.

(5)	CC Third Harbour has the right to request all parties to purchase the equity of CC Third Harbour in Daishan Wind Power Company, and all parties agree that Zhejiang Company enjoys the priority right of transfer. In the case that Zhejiang Company gives up the pre-emptive transfer, other shareholders may acquire at an appropriate price. The price of equity transfer shall be subject to the reasonable price evaluated by the third-party evaluation agency at the time of transfer.

(6)	Shanghai Electric Wind has the right to request all parties to purchase the equity of Shanghai Electric Wind in Daishan Wind Power Company, and all parties agree that Zhejiang Company enjoys the priority right of transfer. In the case that Zhejiang Company gives up the pre-emptive transfer, other shareholders may acquire at an appropriate price. The price of equity transfer shall be subject to the reasonable price evaluated by the third-party evaluation agency at the time of transfer.

(7)	All the Parties unanimously agree to temporarily freeze the right of the Transferor to participate in the decision-making of Daishan Wind Power Company from the time of transfer of equity to the end of equity transfer. During the period, the Transferor shall not participate in the voting on specific matters of Daishan Wind Power Company as a shareholder until a new shareholder is elected. In addition, other shareholders should also ensure that the shareholders’ rights and interests and equity value of the withdrawing party will not be maliciously infringed during the withdrawal period.

7.	Effectiveness

The Cooperation Agreement shall come into effect upon being signed by the parties thereto.

IV.	PRICING OF THE TRANSACTION

Zhejiang Company will contribute RMB600 million, Huaneng Treasury will contribute RMB equivalent of 525 million in USD, Daishan Communications Investment will contribute RMB150 million, CC Third Harbour will contribute RMB112.50 million and Shanghai Electric Wind will contribute RMB112.50 million. Upon completion of the Transaction, Zhejiang Company, Huaneng Treasury, Daishan Communications Investment, CC Third Harbour and Shanghai Electric Wind will hold 40%, 35%, 10%, 7.5% and 7.5% of equity interests, respectively, in Daishan Wind Power Company.

Pursuant to the requirements of the local government, Huaneng Treasury's capital contribution will be in place ahead of other shareholders' capital contribution, and the interest rate on the cost of funding for the initial capital contribution shall be an annualized return rate of 3% (calculated at compound interest). In this regard, the directors of the Company are of the view that the cost of funding required by Huaneng Treasury is lower than the current market interest rate level; since its capital contribution is in place ahead of other shareholders’ capital contribution, Huaneng Treasury in fact assumes more obligations as a shareholder than other shareholders. Therefore, the arrangement of covering the cost of funding is fair and reasonable.

V.	PURPOSE OF THE CONNECTED TRANSACTION AND THE EFFECT ON THE COMPANY

In order to increase the proportion of clean energy installed capacity of the Company, optimize the industrial structure and meet the development and construction requirements of Daishan No. 1 Offshore Wind Power Plant Project, it is planned to establish Daishan Wind Power Company.

After completion of the Transaction, the financial results of Daishan Wind Power Company will be consolidated into the financial statements of Zhejiang Company. The Transaction will not have a significant impact on the Company’s financial position, and there is no situation that will harm the Company and the interests of its shareholders.

VI.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

According to the relevant percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Transaction does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. However, the Transaction constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Transaction exceeds 0.1% but does not exceed 5% of the relevant percentage ratios (other than the profit ratio) as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Transaction is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirements.

In addition, if the Company performs any terms of the "Miscellaneous" in the Cooperation Agreement, it will perform under the compliance disclosure requirements of the Hong Kong Listing Rules and other regulations (if applicable).

VII.	PROCEDURAL MATTER RELATING TO THE TRANSACTION

On 31 August 2021, the 16th Meeting of the Tenth Session of the Board of Directors of the Company has considered and approved the resolution regarding the Transaction. According to the SSE Listing Rules and the Hong Kong Listing Rules, Mr. Zhao Keyu, Mr. Zhao Ping, Mr. Huang Jian, Mr. Wang Kui, Mr. Lu Fei and Mr. Teng Yu, all being Directors of the Company having related relationship, abstained from voting on the resolution relating to the Transaction.

The Board of Directors (including the independent non-executive Directors) are of the view that the Cooperation Agreement was entered into: (1) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); (2) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole and (3) in the ordinary and usual course of business of the Company.

VIII.	DEFINITIONS

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“CC Third Harbour”	China Communications Third Harbour Engineering Bureau Co., Ltd.

“Company” or “Huaneng International”	Huaneng Power International, Inc.

“Cooperation Agreement”	Daishan No.1 Offshore Wind Power Company Cooperation Agreement entered into between Zhejiang Company, Huaneng Treasury, Daishan Communications Investment, CC Third Harbour and Shanghai Electric Wind on 31 August 2021

“Daishan Communications Investment”	Zhejiang Province Zhoushan City Daishan Penglai Communications Investment Group Co., Ltd.

“Daishan Wind Power Company”	Huaneng (Zhejiang Daishan) Offshore Wind Power Generation Co., Ltd. (tentative named, subject to the final approval of the administration for market regulation) which is proposed to be established jointly by Zhejiang Company, Huaneng Treasury, Daishan Communications Investment, CC Third Harbour and Shanghai Electric Wind

“Director(s)”	the director(s) of the Company (including independent non-executive director(s))

“HIPDC”	Huaneng International Power Development Corporation

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited

“Huaneng Finance”	China Huaneng Finance Corporate Limited

“Huaneng Group”	China Huaneng Group Co., Ltd.

“Huaneng Treasury”	China Huaneng Group Treasury Management (Hong Kong) Limited

“PRC” or “China”	the People’s Republic of China

“Pro-Power Investment”	Pro-Power Investment Limited

“RMB”	Renminbi, the lawful currency of the PRC

“SSE Listing Rules”	Rules Governing the Listing of Securities on Shanghai Stock Exchange

“Shanghai Electric Wind”	Shanghai Electric Wind Power Group Co., Ltd.

“Transaction”

Pursuant to the terms and conditions of the Cooperation Agreement, Zhejiang Company will jointly establish Daishan Wind Power Company with Huaneng Treasury, Daishan Communications Investment, CC Third Harbour and Shanghai Electric Wind, among which, Zhejiang Company will subscribe for 40% of the registered capital of Daishan Wind Power Company with an amount of RMB600 million, Huaneng Treasury will subscribe for 35% of the registered capital of Daishan Wind Power Company with RMB equivalent of 525 million in USD, Daishan Communications Investment will subscribe for 10% of the registered capital of Daishan Wind Power Company with an amount of RMB150 million, CC Third Harbour will subscribe for 7.5% of the registered capital of Daishan Wind Power Company with an amount of RMB112.50 million, and Shanghai Electric Wind will subscribe for 7.5% of the registered capital of Daishan Wind Power Company with an amount of RMB112.50 million. Upon completion of the Transaction, Zhejiang Company, Huaneng Treasury, Daishan Communications Investment, CC Third Harbour and Shanghai Electric Wind will hold 40%, 35%, 10%, 7.5% and 7.5% of equity interests, respectively, in Daishan Wind Power Company

“Zhejiang Company”	Huaneng (Zhejiang) Energy Development Co., Ltd.

By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As of the date of the announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC

1 September 2021